Letter of Intent

Between:

AMFIL Technologies, Inc., herein referred to as (AMFIL) and Trevor Taylor, herein referred to as (Taylor).

This letter agreement outlines the basis on which AMFIL agrees to enter into a JOINT VENTURE agreement to acquire certain Mining Permits for mining claims in Guyana from Taylor. The Mining Permits are more particularly described in Schedule “A” attached hereto (the “Properties”).  Our outline of the proposed transaction is as follows:

1.  CONSIDERATION

The consideration payable by AMFIL for the purchase of the Hard rock Mining Rights of the Properties will be $10,000 payable in cash and 48,000,000 common shares in the capital of AMFIL (the “AMFIL Shares”). It is understood that the shares will be issued once AMFIL has increased its share capitalization cap. It is also understood that the Owners of the Properties will have Alluvial Mining Rights of the Properties. AMFIL shall pay the aforementioned sum of Ten Thousand ($10,000) Dollars to Taylor upon execution of the definitive agreements.  In the event the transaction is successfully completed, the aforesaid payment of Ten Thousand ($10,000) Dollars shall be credited as part of the purchase price. The AMFIL Shares will be (i) issued under the direction of Taylor to Kennard A. Gobin of 24 Oleander Gardens, East Coast, Demerara, Guyana and Bibi Fazeena Iman of Lot 88 Bonasika Street, Section K, Campbellville, Georgetown, Guyana as directed by Taylor as fully-paid and non-assessable shares in the capital of AMFIL, free and clear of all encumbrances, (ii) freely-tradable shares, subject to any restricted periods required by the SEC of New York and applicable securities legislation (the SEC), (iii) listed and posted for trading on the SEC at the closing of the transaction.

2.  CONDITIONS OF SALE

The obligations of the parties to complete the transaction set out herein will be subject to customary closing conditions and in addition will be subject to the following conditions:

(a)

AMFIL and Taylor will have negotiated in good faith, entered into and delivered a definitive joint venture agreement (the “Definitive J.V. Agreement”), consistent with the terms and conditions set out in this letter agreement and otherwise on mutually acceptable terms and conditions. For greater certainty, it is understood and agreed that, under Guyanese mining laws and regulations, Medium Scale Prospecting Permits can only be issued to an entity in which a Guyanese national is a principal. AMFIL will be satisfied, in its sole discretion that the present Hard Rock mining rights of the Properties are Joint venture owned by Kennard A. Gobin, Bibi Fazeena Iman and Taylor free and clear of all debts and encumbrances (absolute, contingent or otherwise).

(b)	AMFIL will be satisfied, in its sole discretion, with the results of its Due Diligence Review (as such term is hereinafter defined);

(c)

AMFIL will be satisfied, in its sole discretion, that the Properties, save as stated in section 2.(b) and section 3 herein, are not encumbered in any manner and Taylor has not granted any rights to the Properties to any other parties; and

(d)

The parties will have received all required regulatory consents and approvals required in connection with the transaction set out herein, including obtaining the approval of the SEC to list and post for trading the AMFIL Shares issuable to Taylor & aforementioned associates.

3.  EXISTING NET SMELTER RETURNS ROYALTY

AMFIL hereby acknowledges that the Properties are subject to 2% Net Smelter Returns Royalty (“NSR”) in favour of Kennard A. Gobin of 24 Oleander Gardens, East Coast, Demerara, Guyana.

4.  DUE DILIGENCE

During the thirty (30) business day period following the date of this letter agreement (the “Term”) AMFIL will be entitled to conduct a due diligence review of the Properties (the “Due Diligence Review”).  If AMFIL is not satisfied, in its sole discretion with its Due Diligence Review, it may terminate this Letter Agreement with no further liability.

5.  DEFINITIVE J.V. AGREEMENT

Following the execution of this letter agreement, AMFIL and Taylor, will negotiate in good faith and use their best efforts to settle the form of and enter into the Definitive J.V. Agreement.  This letter agreement shall terminate and be of no further force or effect if Taylor and AMFIL have not entered into the Definitive J.V. Agreement prior to the expiry of the Term, unless such date is otherwise extended by the mutual agreement of the parties.

6.  EXCLUSIVITY

During the Term:  (a) Taylor will not solicit any offers to purchase any of the Properties, nor provide information to, initiate, discuss or encourage any discussions or negotiations with any third party with respect to any transaction relating to the sale, transfer or reassignment of any of the Properties (an “Alternative Transaction”); (b) Taylor will immediately cease and cause to be terminated any existing discussions or negotiations with any person or parties other than AMFIL; (c) if Taylor is approached in respect of any Alternative Transaction, Taylor will immediately notify AMFIL of such event; and (d) Taylor will not assign, transfer and/or encumber the Properties.

7.  COSTS

Each party will be responsible for and will bear all of its own costs and expenses incurred at any time in connection with this letter agreement or pursuing or consummating the transactions contemplated hereby.

8.  GENERAL

(a)	Each of the parties hereto will use all reasonable commercial efforts to do all necessary things and take all necessary actions to advance and consummate the transactions contemplated by this letter agreement and will co-operate in good faith in respect of all such matters.

(b)	This letter agreement may, at any time and from time to time, be amended only by written agreement of the parties.

(c)	None of the parties may assign this letter agreement or its rights or obligations under this letter agreement without the prior written consent of the other party.

(d)	This letter agreement (including Schedule A) contains the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings with respect thereto.

(e)	This letter agreement may be executed in counterpart with the same effect as if the parties had signed the same document, and all counterparts will be construed together and constitute one and the same instrument.

(f)	Except for the provisions under the heading “Definitive J.V. Agreement”, “Exclusivity” and “Ordinary Course”, which provisions are binding upon and enforceable against the parties hereto, this letter agreement is a non-binding letter of intent.

This letter of Intent has been agreed upon and signed in good faith by all parties.

Dated this 30th day of October, 2010.

Read, Agreed & Understood	Read, Agreed & Understood
for Trevor Taylor	for AMFIL Technologies, Inc.

Trevor Taylor	Ambrose Fillis - President